Exhibit 99.2

Earnings Release Contatos de RI Guilherme Cavalcanti Base acionária: Chri S tiane A SS i S açõe S Pedro Bueno Felipe Brindo 2.218.116.370 Vitor Figueira Amanda Harumi ri_ir@jbs.com.br Total Outstanding Shares: 1,109,058,185 IR Contact Guilherme Cavalcanti (Global CFO) Pedro Bueno Vítor Figueira ri_ir@jbs.com.br Chri S tiane A SS i S (IRO) Felipe Brindo Amanda Harumi RECORD NET REVENUE: US(21 BILLION ADJ. OPERATING INCOME: US(1.2 BILLION EARNINGS PER SHARE: US(0.48 August 13, 2025 – JBS N.V. (NYSE: JBS; B3: JBSS32), announce S today it S 2Q25 re S ult S . The comment S made herein are US dollar S , in accordance with international accounting S tandard S (IFRS), unle SS otherwi S e S pecified. US Comparable (“US Comp”): Con S olidated US Comp number con S ider S adju S tment S in Seara and JBS Brazil for comparative purpo S e S with American peer S (being a managerial number), in addition to the other Bu S ine SS Unit S already in US GAAP. CONSOLIDATED Net Sales: US$21bn (+8.9% y/y) Net Income: US$528 mn (+61% y/y) ROE : 25.7% (+15.7 p.p. y/y) Leverage : 2.27x EPS: US$0.48 (+61% y/y) ROIC : 17.0% (+ 5 p.p. y/y) Interest Coverage: 7.74x • In June, JBS completed it S dual listing proce SS , with it S S hare S beginning to trade on the NYSE (New York Stock Exchange) and its BDRs on B 3 . Thi S wa S a S ignificant S trategic achievement for the Company, a S it expand S acce SS to global inve S tor S , enable S inclu S ion in major international indexe S , and provide S greater flexibility and potential value unlocking for it S S hare S . • In 2 Q 25 , JBS' global and diversified platform wa S once again in S trumental in S u S taining it S growth and profitability trajectory . Net revenue grew 9 % and net income wa S 61 % higher compared to the S ame period of the previou S year . Even in the face of a challenging global geopolitical environment, which put pre SS ure on S ome of it S bu S ine SS unit S , JBS delivered S olid re S ult S . The main highlights were Pilgrim's Pride , which achieved it S highe S t EBITDA in hi S tory ; Seara , which, de S pite the impact S of avian flu in Brazil, recorded an EBITDA margin of 18 . 1% ; and JBS Australia , which benefited from a favorable live S tock cycle combined with efficient commercial execution, delivering a 12 . 7 % EBITDA margin . • JBS achieved 2 . 27 x leverage at the end of 2 Q 25 . During the period, the Company issued Senior Notes totaling US $ 3 . 5 billion , of which US $ 1 billion wa S allocated to the unprecedented 40 - year tranche . In May, it i SS ued a CRA with Seara for approximately R $ 900 million . Finally, JBS repurcha S ed US $ 2 . 2 billion in Senior Note S during the quarter . On the equity S ide, the Company approved a US $ 400 million buyback program in Augu S t . Adjusted EBITDA: US$1.8 bn ( - 7.4% y/y) Adj. EBITDA Margin : 8.4% ( - 1.4 p.p. y/y) Adj. OPERATING INCOME: US$1.2 bn ( - 11.8% y/y) Adj. OPERATING INCOME Mg. : 5.7% ( - 1.3 p.p. y/y) US COMP IFRS Adjusted EBITDA: US$1.4 bn ( - 19.8% y/y) Adj. EBITDA Margin : 6.5% ( - 2.3 p.p. y/y) Adj. OPERATING INCOME : US$1.0 bn ( - 25.2% y/y) Adj. OPERATING INCOME Mg. : 4.9% ( - 2.3 p.p. y/y)

MESSAGE FROM THE CEO

Gilberto Tomazoni, Global CEO JBS

The second quarter of 2025 marked the beginning of a new phase for JBS. With the launch of our shares on the New York Stock Exchange (NYSE), we completed our dual listing — a strategic milestone that enhances our global visibility, broadens our investor base, and reinforces JBS' position as one of the world's leading food companies.

This moment starts a new chapter in our trajectory. We see a clear path to long-term value creation, anchored in operational excellence, diversification, innovation, value-added products, and strong brands. In the coming years, we will continue to invest consistently in expanding our platform and preparing the company to meet future global demand for protein. We believe JBS is well positioned for future growth, as we deliver on our long-term strategy with discipline and consistency.

At the same time, we remain aligned with our mission of returning value to our shareholders with the payment of $1.2 billion in dividends this quarter and today's announcement of a $400 million share repurchase program.

In this context, we announced a series of strategic investments in the United States in the first half of the year. In May, we disclosed plans to build a new fresh sausage facility in Iowa, totaling $135 million. This came in addition to $200 million allocated to upgrading our beef plants in Cactus (Texas) and Greeley (Colorado), and $400 million for a new prepared foods facility Pilgrim's is building in Walker County, Georgia.

Today, we also announced a further $100 million investment to acquire and expand a facility in Iowa, which will be transformed into the largest ready-to-eat bacon and sausage plant in the company's U.S. operations. All of these projects support the expansion of the JBS prepared foods portfolio and will help meet increased demand for these types of products by customers and consumers.

Even amid a challenging macroeconomic environment and ongoing pressures in some of our business units, our second-quarter performance once again reflected the resilience of our diversified global platform. Net Sales were record, reaching $21 billion, a 9% increase year-over-year. Adjusted EBITDA in IFRS was $1.8 billion, with a margin of 8.4%.

Poultry operations were once again a highlight. Pilgrim's achieved the highest EBITDA in its history, supported by lower grain costs and resilient U.S. demand. Results also reflected continued growth in the prepared foods portfolio, stronger relationships with key customers, and solid performance across the Fresh and Case Ready segments.

Seara delivered another quarter of consistent results, despite an outbreak of avian influenza in Brazil. The business reached an EBITDA margin of 18.1%, driven by a disciplined commercial strategy, product mix management, and a strong focus on innovation. This result highlights the robustness of the company's biosecurity protocols and the maturity of Brazil's sanitary system. The technical and swift response of Brazilian sanitary authorities, together with strict industry-wide controls, ensured that only one isolated case was confirmed in the country at a commercial farm.

In the United States, our beef business continued to face pressure from an unfavorable cattle cycle, as the spread between livestock costs and beef prices narrowed. The pork business was affected on a short-term basis by trade restrictions, and we expect the performance to return to normal levels over the next few quarters.

Diversification remains one of our greatest strengths. Friboi delivered solid results, driven by new export approvals and productivity gains. In Australia, we continue to benefit from a favorable livestock cycle, with export growth and operational improvements contributing to another quarter of consistent performance.

We also reaffirmed our commitment to financial discipline. The quarter ended with net leverage at 2.27x, consistent with our long-term targets and reflecting the strength of our capital structure and financial management.

With a stronger, more balanced and more innovative global platform, JBS is well prepared for the next phase of global opportunities. We remain confident in our team and ability to create long-term value.

2

2Q25 CONSOLIDATED HIGHLIGHTS

NET REVENUE



19,284
20,998
2Q24
2Q25

NET RESULTS & EPS



0.30
0.48
329
528
2Q24
2Q25

ADJUSTED EBITDA



9.8%
8.4%
1,894
1,754
2Q24
2Q25

ADJ. EBITDA US COMP



8.8%
6.5%
1,705
1,369
2Q24
2Q25

ADJUSTED EBIT



7.0%
5.7%
1,348
1,188
2Q24
2Q25

ADJ. EBIT US COMP



7.2%
4.9%
1,382
1,034
2Q24
2Q25

FREE CASH FLOW



1,056
-55
2Q24
2Q25

ROE & ROIC



25.7%
11.9%
17.0%
10.1%
2Q24
2Q25
ROE
ROIC

Note: Graphs in Million.

3

2Q25 CONSOLIDATED HIGHLIGHTS

	2Q25		1Q25		Δ%	2Q24		Δ%	LTM 2Q25	
US$ Million	US$	% NR	US$	% NR	2Q25 vs 1Q25	US$	% NR	2Q25 vs 2Q24	US$	% NR
Net Revenue	**20,997.7**	***100.0%***	**19,526.5**	***100.0%***	**7.5%**	**19,284.2**	***100.0%***	**8.9%**	**80,423.8**	***100.0%***
Cost of Goods Sold	(18,165.1)	*-86.5%*	(16,902.0)	*-86.6%*	7.5%	(16,310.8)	*-84.6%*	11.4%	(68,710.2)	*-85.4%*
Gross Profit	**2,832.5**	***13.5%***	**2,624.6**	***13.4%***	**7.9%**	**2,973.4**	***15.4%***	**-4.7%**	**11,713.6**	***14.6%***
Selling Expenses	(1,207.0)	*-5.7%*	(1,187.6)	*-6.1%*	1.6%	(1,116.1)	*-5.8%*	8.1%	(5,000.7)	*-6.2%*
General and Adm. Expenses	(522.3)	*-2.5%*	(556.4)	*-2.8%*	-6.1%	(696.0)	*-3.6%*	-25.0%	(2,132.1)	*-2.7%*
Net Financial Income (expense)	(376.4)	*-1.8%*	(191.5)	*-1.0%*	96.5%	(599.6)	*-3.1%*	-37.2%	(1,289.4)	*-1.6%*
Equity in earnings of subsidiaries	7.8	*0.0%*	2.7	*0.0%*	185.9%	2.4	*0.0%*	-	17.6	*0.0%*
Other Income (expense)	1.9	*0.0%*	2.4	*0.0%*	-21.1%	(27.0)	*-0.1%*	-	(72.1)	*-0.1%*
Profit (loss) before taxes	**736.5**	***3.5%***	**694.1**	***3.6%***	**6.1%**	**537.0**	***2.8%***	**37.2%**	**3,237.0**	***4.0%***
Income and social contribution taxes	(142.2)	*-0.7%*	(137.8)	*-0.7%*	3.2%	(149.2)	*-0.8%*	-4.7%	(871.4)	*-1.1%*
Minority interest	(66.2)	*-0.3%*	(56.1)	*-0.3%*	18.0%	(59.0)	*-0.3%*	12.2%	(231.5)	*-0.3%*
Adjusted EBITDA	**1,753.6**	***8.4%***	**1,527.7**	***7.8%***	**14.8%**	**1,894.2**	***9.8%***	**-7.4%**	**7,281.0**	***9.1%***
Adjusted EBITDA US Comp	***1,368.5***	***6.5%***	***1,312.8***	***6.7%***	***4.2%***	***1,705.4***	***8.8%***	***-19.8%***	***6,036.8***	***7.5%***
Adjusted EBIT	**1,188.4**	***5.7%***	**992.1**	***5.1%***	**19.8%**	**1,347.9**	***7.0%***	**-11.8%**	**5,081.4**	***6.3%***
Adjusted EBIT US Comp	***1,034.3***	***4.9%***	***998.8***	***5.1%***	***3.6%***	***1,382.3***	***7.2%***	***-25.2%***	***4,725.1***	***5.9%***
Net Income (Loss)	**528.1**	***2.5%***	**500.2**	***2.6%***	**5.6%**	**328.8**	***1.7%***	**60.6%**	**2,134.1**	***2.7%***
Earnings per Share	**0.48**		**0.45**		**5.6%**	**0.30**		**60.6%**	**1.92**	

NET REVENUE

In 2Q25, JBS recorded consolidated net revenue of US$21billion, representing an 9% increase compared to 2Q24.

During the period, approximately 75% of JBS' global sales were generated in the domestic markets where the Company operates, and 25% through exports.

ADJUSTED EBITDA

In 2Q25, JBS' adjusted EBITDA reached US$1.8 billion, while its EBITDA margin reached 8.4%. Profitability reflects the still-challenging US beef cycle and the global geopolitical environment, which primarily impacted the results of JBS Beef North America and JBS USA Pork. On the other hand, results from Pilgrim's Pride, Seara, and JBS Australia partially offset the decline in the EBITDA margin.

Economic Adjusted EBITDA, which includes JBS' proportional share in joint ventures (Mantiqueira, Birla, Ontario, and Meat Snacks), totaled US$1.775 billion, with an EBITDA margin of 8.39%, resulting in leverage of 2.25x

US$ Million	2Q25	1Q25	Δ%	2Q24	Δ%	LTM 2Q25
Net income for the period (including non-controlling interest)	**594.3**	**556.3**	**6.8%**	**387.8**	**53.3%**	**2,365.6**
Financial income (expense), net	376.4	191.5	96.5%	599.6	-37.2%	1,289.4
Current and deferred income taxes	142.2	137.8	3.2%	149.2	-4.7%	871.4
Depreciation and amortization	565.2	535.6	5.5%	546.3	3.5%	2,199.6
Equity in subsidiaries	(7.8)	(2.7)	185.9%	(2.4)	-	(17.6)
(=) EBITDA	**1,670.3**	**1,418.6**	**17.7%**	**1,680.5**	**-0.6%**	**6,708.3**
Other income / expenses	9.0	6.4	40.2%	8.2	10.2%	38.2
Reestructuring	4.5	17.0	-73.3%	37.2	-87.8%	64.9
Asset Impairment	7.1	5.7	25.5%	0.0	-	12.8
Antitrust Agreements	54.1	79.5	-32.0%	75.6	-28.4%	307.1
Donations and social projects	0.6	0.5	14.9%	4.8	-87.4%	9.0
Rio Grande do Sul Floods	0.0	0.0	-	6.2	-	13.1
Fiscal payments and installments	2.4	0.0	-	81.8	-97.1%	2.4
Extemporaneous litigation	0.0	0.0	-	0.0	-	61.0
Reversal of tax credits	0.0	0.0	-	0.0	-	58.7
Provison for Avian Influenza	5.6	0.0	-	0.0	-	5.6
(=) Adjusted EBITDA	**1,753.6**	**1,527.7**	**14.8%**	**1,894.2**	**-7.4%**	**7,281.0**
(=) Adjusted EBITDA US Comp	***1,368.5***	***1,312.8***	***4.2%***	***1,705.4***	***-19.8%***	***6,036.8***

JBS
4

∆ % 2Q24 ∆ % 1Q25 2Q25 US$ Million - 93.4% 75.5 - 90.4% 51.8 5.0 Exchange rate variation - 96.8% (332.5) - 20.2 (10.6) Fair value adju S tment S on derivative S - 12.4% (432.0) - 8.8% (414.7) (378.3) Intere S t expen S e¹ - 46.5% 120.4 - 60.6% 163.6 64.5 Intere S t income¹ 83.2% (31.1) - (12.5) (57.0) Taxe S , contribution, fee S and other S - 37.2% (599.6) 96.5% (191.5) (376.4) Finance income (expense) - 0.6% (291.3) - 8.1% (315.2) (289.6) Intere S t expen S e S from loan S and fi nancing S 54.3% 27.0 - 24.2% 54.9 41.6 Intere S t income from inve S tment S - 6.2% (264.4) - 4.7% (260.3) (248.0) Net debt financial expense¹ LTM 2Q25 41.8 (84.5) (1,588.4) 471.1 (129.3) (1,289.4) (1,165.7) 224.6 (941.1) NET FINANCIAL RESULT ¹Include S intere S t expen S e S on loan S and financing included under the pa SS ive intere S t item, and intere S t on financial inve S tment S included under the financial intere S t item. NET RESULTS CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES CONSOLIDATED HIGHLIGHTS Net debt financial expen S e wa S US$248 million in the quarter. 5 JBS reported net income of US $ 528 million in 2 Q 25 and EPS of US $ 0 . 48 . Excluding the non - recurring item S de S cribed on the previou S page, adju S ted net income wa S US $ 583 million in the quarter and adju S ted EPS of US $ 0 . 53 . In 2 Q 25 , ca S h flow from operating activitie S totaled US $ 773 million, while free ca S h flow — after inve S tment S in property, plant and equipment, intere S t paid and received, and lea S e payment S — wa S negative, amounting US $ 55 million . Free ca S h flow generation in 2 Q 25 wa S US $ 1 . 1 billion lower than the S ame period la S t year . The main factor S impacting thi S re S ult were : (i) increa S ed inventorie S in the US, mainly due to higher price S , and at Seara, due to the negative effect S of avian flu ; (ii) the impact of hedging on live S tock purcha S e S (cattle and hog S ) . It i S worth noting that, in the ca S e of inventorie S , ca S h tend S to return a S S ale S are made, and in the ca S e of hedging, ca S h S hould return a S phy S ical live S tock purcha S e S occur ; (iii) impact S related to antitru S t S ettlement S ; (iv) higher inve S tment S (CAPEX) in the period ; and (v) increa S ed tax payment S , reflecting the improved re S ult S in recent quarter S , e S pecially at Pilgrim' S Pride and JBS Au S tralia . In 2 Q 25 , the total value of ca S h flow from JBS' inve S tment activitie S wa S US $ 594 million, with the main inve S tment being the purcha S e of property, plant and equipment (CAPEX) .

US$ Million ∆ % 2Q24 ∆ % 1Q25 2Q25 4.7% 18,612.2 - 2.2% Gross Debt 19,491.8 19,925.4 17.9% 875.8 29.9% 1,032.3 794.9 (+) Short Term Debt % of the Gro SS Debt (+) Long Term Debt % of the Gro SS Debt ( - ) Ca S h and Equivalent S 5% 5% 4% 4.1% 17,736.5 - 3.5% 18,459.5 19,130.4 95% 95% 96% - 23.0% 3,852.8 - 42.6% 2,968.0 5,173.0 12.0% 14,759.4 12.0% Net Debt 16,523.8 14,752.3 2.77x 1.99x 2.27x Leverage 4.92x 7.75x 7.74x Intere S t Coverage NET DEBT BRIDGE INDEBTEDNESS (US$ million) CONSOLIDATED HIGHLIGHTS The main variation S in ca S h con S umption were : (i) US $ 1 . 5 billion in dividend payment S ; (ii) Capex in the amount of US $ 449 million ; (iii) tax payment S in the amount of US $ 317 million ; (iv) intere S t payment S in the amount of US $ 301 million ; (v) US $ 238 million in working capital ; (vi) US $ 207 million in biological a SS et S ; and (vii) US $ 117 million in lea S ing contract S . JBS ended the quarter with US $ 3 billion in ca S h and US $ 3 . 4 billion available in un S ecured revolving credit line S , of which US $ 2 . 9 billion i S available from JBS USA and US $ 500 million i S available from JBS Brazil . In addition, the Company ha S a US $ 1 billion Commercial Paper program in the US . The Company' S total ca S h availability i S S ufficient to meet all it S debt obligation S through 2032 . In 2 Q 25 , net debt reached US $ 16 . 5 billion, an increa S e of approximately US $ 1 . 8 billion compared to the prior year . For the quarter, leverage ended at 2 . 27 x and intere S t coverage at 7 . 74 x . 14,752 238 207 301 449 117 317 153 1,460 122 162 16,524 Net debt 1Q25 Adjusted EBITDA Working Capital Biological Interest Paid Assets and Received CAPEX Lease Payments Taxes Exchange Rate Dividends Variaton +Margin Cash +Derivatives Non recurring Others* Net debt 2Q25 2.27x 1.99x (1,754) *Con S idering acqui S ition S , non - ca S h item S and Other S . 6

2Q25 CONSOLIDATED HIGHLIGHTS

PROFORMA INDEBTEDNESS

(As of July 31st)[1]

Proforma Debt Amortization Schedule (US$ Million)

Average Term Proforma
15.1 years

Average Proforma Cost
5.6% p.a.



7,183
500
2,907
3,776
627
15
122
0
641
142
1,388
2,916
2,548
2,311
1,116
1,422
579
2,416
881
926
1,250
1,000
Cash and Equiv. Proforma
Short Term
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037 to 2051
2052
2053
2055
2056
2066
Cash and equivalents
Revolving credit lines US$ 2.9 billion in the US + US$ 500 million in Brazil

[1] Including the US$3.5 billion in bond issuance in July and the repurchase of the 2027/2028/2030 senior notes.

SOURCE BREAKDOWN PROFORMA



Bonds
89%
Banks
2%
CRA
9%

CAPEX

US$ Million	2Q25 US$	2Q25 % CAPEX	1Q25 US$	1Q25 % CAPEX	Δ% QoQ	2Q24 US$	2Q24 % CAPEX	Δ% YoY	LTM 2Q25 US$	LTM 2Q25 % CAPEX
Total Capex	**449.5**	***100.0%***	**264.7**	***100.0%***	**69.8%**	**345.6**	***100.0%***	**30.1%**	**1,564.7**	***100.0%***
Expansion and Modernization	178.5	40%	78.8	30%	126.6%	127.2	37%	40.3%	511.4	33%
Maintenance	271.0	60%	185.9	70%	45.8%	218.3	63%	24.1%	1,053.3	67%

7

BUSINESS UNITS 2Q25

BUSINESS UNITS – IFRS US$

Million		2Q25	1Q25	Δ%	2Q24	Δ%	LTM 2Q25
Net Revenue							
Seara	US$	2,166.1	2,150.5	0.7%	2,222.5	-2.5%	8,785.5
JBS Brazil	US$	3,580.8	3,170.0	13.0%	2,980.0	20.2%	13,487.3
JBS Beef North America	US$	6,805.1	6,421.6	6.0%	5,992.4	13.6%	25,939.0
JBS Australia	US$	1,972.8	1,621.5	21.7%	1,651.7	19.4%	7,144.3
JBS USA Pork	US$	2,059.1	2,001.7	2.9%	2,161.9	-4.8%	8,104.1
Pilgrim's Pride	US$	4,754.6	4,459.4	6.6%	4,555.8	4.4%	18,163.2
Eliminations & Others	US$	-340.7	-298.2	14.3%	-280.1	21.7%	-1,199.6
Total	**US$**	**20,997.7**	**19,526.5**	**7.5%**	**19,284.2**	**8.9%**	**80,423.8**
Adjusted EBITDA							
Seara	US$	391.8	425.7	-8.0%	387.1	1.2%	1,728.4
JBS Brazil	US$	228.6	131.1	74.4%	226.3	1.0%	968.4
JBS Beef North America	US$	-233.0	-100.5	131.9%	29.0	-	-105.4
JBS Australia	US$	290.2	160.4	81.0%	225.8	28.5%	765.1
JBS USA Pork	US$	253.6	247.3	2.5%	240.3	5.6%	1,018.6
Pilgrim's Pride	US$	817.7	660.2	23.9%	782.8	4.5%	2,897.9
Eliminations & Others	US$	4.7	3.6	32.3%	3.0	55.7%	8.1
Total	**US$**	**1,753.6**	**1,527.7**	**14.8%**	**1,894.2**	**-7.4%**	**7,281.0**
Adjusted EBITDA Margin							
Seara	%	18.1%	19.8%	-1.7 p.p.	17.4%	0.7 p.p.	19.7%
JBS Brazil	%	6.4%	4.1%	2.2 p.p.	7.6%	-1.2 p.p.	7.2%
JBS Beef North America	%	-3.4%	-1.6%	-1.9 p.p.	0.5%	-3.9 p.p.	-0.4%
JBS Australia	%	14.7%	9.9%	4.8 p.p.	13.7%	1.0 p.p.	10.7%
JBS USA Pork	%	12.3%	12.4%	0.0 p.p.	11.1%	1.2 p.p.	12.6%
Pilgrim's Pride	%	17.2%	14.8%	2.4 p.p.	17.2%	0.0 p.p.	16.0%
Eliminations & Others	%	-1.4%	-1.2%	-0.2 p.p.	-1.1%	-0.3 p.p.	-0.7%
Total	**%**	**8.4%**	**7.8%**	**0.5 p.p.**	**9.8%**	**-1.5 p.p.**	**9.1%**
Adjusted EBIT							
Seara	US$	293.2	336.7	-12.9%	292.3	0.3%	1,361.4
JBS Brazil	US$	173.6	79.6	118.2%	171.4	1.3%	759.7
JBS Beef North America	US$	-292.9	-158.3	85.0%	-25.6	-	-346.8
JBS Australia	US$	260.1	130.6	99.1%	193.5	34.4%	638.7
JBS USA Pork	US$	184.7	179.1	3.2%	169.1	9.3%	732.6
Pilgrim's Pride	US$	575.8	430.6	33.7%	552.4	4.2%	1,969.9
Eliminations & Others	US$	-6.2	-6.2	-0.6%	-5.2	18.7%	-34.1
Total	**US$**	**1,188.4**	**992.1**	**19.8%**	**1,347.9**	**-11.8%**	**5,081.4**
Adjusted EBIT Margin							
Seara	%	13.5%	15.7%	-2.1 p.p.	13.2%	0.4 p.p.	15.5%
JBS Brazil	%	4.8%	2.5%	2.3 p.p.	5.8%	-0.9 p.p.	5.6%
JBS Beef North America	%	-4.3%	-2.5%	-1.8 p.p.	-0.4%	-3.9 p.p.	-1.3%
JBS Australia	%	13.2%	8.1%	5.1 p.p.	11.7%	1.5 p.p.	8.9%
JBS USA Pork	%	9.0%	8.9%	0.0 p.p.	7.8%	1.2 p.p.	9.0%
Pilgrim's Pride	%	12.1%	9.7%	2.5 p.p.	12.1%	0.0 p.p.	10.8%
Eliminations & Others	%	1.8%	2.1%	-0.3 p.p.	1.9%	0.0 p.p.	2.8%
Total	**%**	**5.7%**	**5.1%**	**0.6 p.p.**	**7.0%**	**-1.3 p.p.**	**6.3%**

8

BUSINESS UNITS 2Q25

BUSINESS UNITS– USGAAP US$

Million		2Q25	1Q25	Δ%	2Q24	Δ%	LTM 2Q25
Net Revenue							
Seara*	US$	2,166.1	2,150.5	0.7%	2,222.5	-2.5%	8,785.5
JBS Brazil*	US$	3,580.8	3,170.0	13.0%	2,980.0	20.2%	13,487.3
JBS Beef North America	US$	6,805.1	6,421.6	6.0%	5,992.4	13.6%	25,939.0
JBS Australia	US$	1,972.8	1,621.5	21.7%	1,651.7	19.4%	7,144.3
JBS USA Pork	US$	2,059.1	2,001.7	2.9%	2,161.9	-4.8%	8,104.1
Pilgrim's Pride	US$	4,757.4	4,463.0	6.6%	4,559.3	4.3%	18,177.4
Elimination and Others*	US$	-343.5	-301.7	13.8%	-283.6	21.1%	-1,213.8
Total*	**US$**	**20,997.7**	**19,526.5**	**7.5%**	**19,284.2**	**8.9%**	**80,423.8**
Adjusted EBITDA							
Seara*	US$	333.8	372.1	-10.3%	332.3	0.5%	1,512.5
JBS Brazil*	US$	223.5	125.2	78.5%	223.7	-0.1%	941.9
JBS Beef North America	US$	-264.4	-112.9	134.2%	16.1	-	-258.2
JBS Australia	US$	250.6	168.8	48.5%	201.7	24.2%	667.8
JBS USA Pork	US$	133.6	222.7	-40.0%	272.7	-51.0%	758.6
Pilgrim's Pride	US$	686.9	533.2	28.8%	655.9	4.7%	2,406.2
Elimination and Others*	US$	4.6	3.6	26.2%	3.1	49.7%	8.1
Total*	**US$**	**1,368.5**	**1,312.8**	**4.2%**	**1,705.4**	**-19.8%**	**6,036.8**
Adjusted EBITDA Margin							
Seara*	%	15.4%	17.3%	-1.9 p.p.	14.9%	0.5 p.p.	17.2%
JBS Brazil*	%	6.2%	3.9%	2.3 p.p.	7.5%	-1.3 p.p.	7.0%
JBS Beef North America	%	-3.9%	-1.8%	-2.1 p.p.	0.3%	-4.2 p.p.	-1.0%
JBS Australia	%	12.7%	10.4%	2.3 p.p.	12.2%	0.5 p.p.	9.3%
JBS USA Pork	%	6.5%	11.1%	-4.6 p.p.	12.6%	-6.1 p.p.	9.4%
Pilgrim's Pride	%	14.4%	11.9%	2.5 p.p.	14.4%	0.1 p.p.	13.2%
Elimination and Others*	%	-1.3%	-1.2%	-0.1 p.p.	-1.1%	-0.3 p.p.	-0.7%
Total*	**%**	**6.5%**	**6.7%**	**-0.2 p.p.**	**8.8%**	**-2.3 p.p.**	**7.5%**
Adjusted EBIT							
Seara*	US$	289.8	331.4	-12.6%	289.3	0.2%	1,346.3
JBS Brazil*	US$	171.5	77.6	120.9%	171.7	-0.1%	746.2
JBS Beef North America	US$	-312.3	-158.4	97.2%	-27.4	-	-449.4
JBS Australia	US$	231.0	149.0	55.0%	180.0	28.3%	583.8
JBS USA Pork	US$	87.2	176.6	-50.6%	225.9	-61.4%	566.6
Pilgrim's Pride	US$	573.4	428.7	33.7%	548.0	4.6%	1,965.9
Elimination and Others*	US$	-6.3	-6.2	1.7%	-5.1	21.7%	-34.3
Total*	**US$**	**1,034.3**	**998.8**	**3.6%**	**1,382.3**	**-25.2%**	**4,725.1**
Adjusted EBIT Margin							
Seara*	%	13.4%	15.4%	-2.0 p.p.	13.0%	0.4 p.p.	15.3%
JBS Brazil*	%	4.8%	2.4%	2.3 p.p.	5.8%	-1.0 p.p.	5.5%
JBS Beef North America	%	-4.6%	-2.5%	-2.1 p.p.	-0.5%	-4.1 p.p.	-1.7%
JBS Australia	%	11.7%	9.2%	2.5 p.p.	10.9%	0.8 p.p.	8.2%
JBS USA Pork	%	4.2%	8.8%	-4.6 p.p.	10.4%	-6.2 p.p.	7.0%
Pilgrim's Pride	%	12.1%	9.6%	2.4 p.p.	12.0%	0.0 p.p.	10.8%
Elimination and Others*	%	1.8%	2.0%	-0.2 p.p.	1.8%	0.0 p.p.	2.8%
Total*	**%**	**4.9%**	**5.1%**	**-0.2 p.p.**	**7.2%**	**-2.2 p.p.**	**5.9%**

* US Comp

JBS

9

LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ US COMP - US$ Million 17.2% 1,512.5 0.5% 14.9% 332.3 - 10.3% 17.3% 372.1 15.4% 333.8 Adjusted EBITDA US Comp 15.3% 1,346.3 0.2% 13.0% 289.3 - 12.6% 15.4% 331.4 13.4% 289.8 Adjusted EBIT US Comp LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ IFRS - US$ Million 100.0% 8,785.5 - 2.5% 100.0% 2,222.5 0.7% 100.0% 2,150.5 100.0% 2,166.1 Net Revenue - 71% (6,257.0) - 2.7% - 74% (1,637.1) 4.7% - 71% (1,521.7) - 74% (1,593.1) Co S t of Good S Sold 29% 2,528.6 - 2.1% 585.4 26% - 8.9% 29% 628.7 26% 573.0 Gro SS Profit 19.7% 1,728.4 1.2% 17.4% 387.1 - 8.0% 19.8% 425.7 18.1% 391.8 Adjusted EBITDA 15.5% 1,361.4 0.3% 13.2% 292.3 - 12.9% 15.7% 336.7 13.5% 293.2 Adjusted EBIT SEARA BUSINESS UNITS In 2 Q 25 , Seara reported a net revenue of US $ 2 . 2 billion, a 3 % decrea S e over the S ame period of the previou S year . During the fir S t part of the quarter, trade dynamic S were favorable, both dome S tically and internationally . However, in mid - May, Brazil identified the fir S t outbreak of avian influenza on a commercial farm . The Mini S try of Agriculture and Live S tock quickly adopted containment mea S ure S to prevent the S pread of the di S ea S e, and in June, the country wa S once again declared free of avian influenza . Neverthele SS , important market S remained temporarily clo S ed, impacting trade dynamic S . In export S , net revenue in dollar S totaled US $ 1 . 1 billion in 2 Q 25 , a 7 % decrea S e compared to the S ame period in 2024 . Thi S reduction i S primarily due to lower export volume S of fre S h chicken, a S well a S a S mall drop in the average dollar price S for the category . On the other hand, the pork category partially off S et the temporary wor S ening commercial dynamic S of chicken, a S S trong international demand boo S ted both price S and volume . Part of the chicken S ale S originally meant for the export market S were redirected to the dome S tic market, impacting market dynamic S . Year - over - year, net revenue in the dome S tic market grew 11% , primarily due to the increa S e in average price S . De S pite the negative impact S of avian flu, adju S ted EBITDA in the quarter wa S US $ 391 . 8 million, with a margin of 18 . 1 % in 2 Q 25 , reflecting the focu S , agility and di S cipline in the pur S uit of operational and commercial excellence . 10

BUSINESS UNITS 2Q25

JBS BRAZIL

IFRS - US$ Million	2Q25		1Q25		Δ%	2Q24		Δ%	LTM 2Q25	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**3,580.8**	***100.0%***	**3,170.0**	***100.0%***	**13.0%**	**2,980.0**	***100.0%***	**20.2%**	**13,487.3**	***100.0%***
Cost of Goods Sold	(3,032.0)	-85%	(2,701.2)	-85%	12.2%	(2,426.2)	-81%	25.0%	(11,199.0)	-83%
Gross Profit	548.8	15%	468.8	15%	17.1%	553.8	19%	-0.9%	2,288.4	17%
Adjusted EBITDA	**228.6**	***6.4%***	**131.1**	***4.1%***	**74.4%**	**226.3**	***7.6%***	**1.0%**	**968.4**	***7.2%***
Adjusted EBIT	**173.6**	***4.8%***	**79.6**	***2.5%***	**118.2%**	**171.4**	***5.8%***	**1.3%**	**759.7**	***5.6%***

US COMP - US$ Million	2Q25		1Q25		Δ%	2Q24		Δ%	LTM 2Q25	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Adjusted EBITDA US Comp	**223.5**	***6.2%***	**125.2**	***3.9%***	**78.5%**	**223.7**	***7.5%***	**-0.1%**	**941.9**	***7.0%***
Adjusted EBIT US Comp	**171.5**	***4.8%***	**77.6**	***2.4%***	**120.9%**	**171.7**	***5.8%***	**-0.1%**	**746.2**	***5.5%***

In 2Q25, JBS Brazil reported net revenue of US$3.6 billion, 20% higher than the 2Q24. This significant growth in net revenue reflects both increased sales volumes and higher prices.

In the export market, net revenue from fresh beef grew 45% in 2Q25 compared to the same period of last year, driven by increased sales volumes and higher average prices in dollars. In addition to solid international demand, geographic diversification was crucial in the export market, driving sales to several strategic regions.

In the domestic market, net revenue from the fresh beef category increased 15% compared to 2Q24, driven by higher prices and volumes, partially offsetting the sharp increase in cattle costs during the period.

Adjusted EBITDA totaled US$228.6 million, with an EBITDA margin of 6.4% in 2Q25. According to data published by CEPEA-ESALQ, the average price of live cattle during the quarter was approximately R$315/arroba, a significant 40% increase compared to 2Q24. Therefore, despite the increase in net revenue, profitability was pressured by the increase in cattle prices year-over-year.

Friboi

Swift



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

11

BUSINESS UNITS 2Q25

JBS BEEF NORTH AMERICA

IFRS - US$ Million	2Q25 US$	2Q25 % NR	1Q25 US$	1Q25 % NR	Δ% QoQ	2Q24 US$	2Q24 % NR	Δ% YoY	LTM 2Q25 US$	LTM 2Q25 % NR
Net Revenue	**6,805.1**	***100.0%***	**6,421.6**	***100.0%***	**6.0%**	**5,992.4**	***100.0%***	**13.6%**	**25,939.0**	***100.0%***
Cost of Goods Sold	(6,846.9)	-101%	(6,323.6)	-98%	8.3%	(5,768.2)	-96%	18.7%	(25,223.0)	-97%
Gross Profit	(41.8)	-1%	98.0	2%	-	224.2	4%	-	716.0	3%
Adjusted EBITDA	**(233.0)**	***-3.4%***	**(100.5)**	***-1.6%***	**131.9%**	**29.0**	***0.5%***	**-**	**(105.4)**	***-0.4%***
Adjusted EBIT	**(292.9)**	***-4.3%***	**(158.3)**	***-2.5%***	**85.0%**	**(25.6)**	***-0.4%***	**-**	**(346.8)**	***-1.3%***

USGAAP[1] - US$ Million	2Q25 US$	2Q25 % NR	1Q25 US$	1Q25 % NR	Δ% QoQ	2Q24 US$	2Q24 % NR	Δ% YoY	LTM 2Q25 US$	LTM 2Q25 % NR
Net Revenue	**6,805.1**	***100.0%***	**6,421.6**	***100.0%***	**6.0%**	**5,992.4**	***100.0%***	**13.6%**	**25,939.0**	***100.0%***
Cost of Goods Sold	(7,040.2)	-103%	(6,511.3)	-101%	8.1%	(5,950.7)	-99%	18.3%	(26,072.9)	-101%
Gross Profit	(235.1)	-3%	(89.7)	-1%	162.2%	41.7	1%	-	(133.9)	-1%
Adjusted EBITDA	**(264.4)**	***-3.9%***	**(112.9)**	***-1.8%***	**134.2%**	**16.1**	***0.3%***	**-**	**(258.2)**	***-1.0%***
Adjusted EBIT	**(312.3)**	***-4.6%***	**(158.4)**	***-2.5%***	**97.2%**	**(27.4)**	***-0.5%***	**-**	**(449.4)**	***-1.7%***

In IFRS, net revenue in 2Q25 was US$6.8 billion, a 14% increase compared to 2Q24, with a negative adjusted EBITDA of US$233 million and a negative EBITDA margin of 3.4%.

In US GAAP, net revenue was US$6.8 billion in 2Q25, a 14% increase compared to 2Q24, and a negative adjusted EBITDA of US$264.4 million, with a negative margin of 3.9%.

Net revenue growth was driven by strong demand in the United States. Even with cutout prices at record highs, domestic consumption remained resilient. On the other hand, the industry is facing possibly the worst moment of the cycle, with low availability of animals for slaughter. In addition to the current livestock cycle, the United States temporarily suspended imports of Mexican cattle during the quarter due to animal health concerns. With cattle supplies at restricted levels, live cattle prices also remain at historically high levels, and therefore cattle prices have outpaced wholesale price growth. The industry also faced additional challenges related to accessing international markets, reflecting changes in the North American regulatory landscape.

The Company maintains its strategic focus on excellence in operational and commercial execution, aiming to preserve and strengthen its profitability. Among the ongoing initiatives, the optimization of the product portfolio, the increase in carcass yield, and the maximization of plant efficiency stand out. Additionally, JBS has intensified its efforts in efficient supply chain management, with investments ranging from increasing plant efficiency to capacity expansion.

grass run farms
100% grass fed beef

ASPEN RIDGE
NATURAL ANGUS BEEF


100% GRASS FED
BEEF MARROW
BONES

[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

12

LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 7,144.3 19.4% 100.0% 1,651.7 21.7% 100.0% 1,621.5 100.0% 1,972.8 Net Revenue - 89% (6,369.4) 18.6% - 86% (1,424.1) 17.9% - 88% (1,432.1) - 86% (1,689.0) Co S t of Good S Sold 774.9 11% 24.7% 227.6 14% 49.8% 12% 189.4 14% 283.8 Gro SS Profit 9.3% 667.8 24.2% 12.2% 201.7 48.5% 10.4% 168.8 12.7% 250.6 Adjusted EBITDA 8.2% 583.8 28.3% 10.9% 180.0 55.0% 9.2% 149.0 11.7% 231.0 Adjusted EBIT LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ IFRS - US$ Million 100.0% 7,144.3 19.4% 100.0% 1,651.7 21.7% 100.0% 1,621.5 100.0% 1,972.8 Net Revenue - 83% (5,944.8) 16.4% - 81% (1,332.3) 13.1% - 85% (1,371.2) - 79% (1,550.2) Co S t of Good S Sold 17% 1,199.5 32.3% 319.4 19% 68.8% 15% 250.3 21% 422.6 Gro SS Profit 10.7% 765.1 28.5% 13.7% 225.8 81.0% 9.9% 160.4 14.7% 290.2 Adjusted EBITDA 8.9% 638.7 34.4% 11.7% 193.5 99.1% 8.1% 130.6 13.2% 260.1 Adjusted EBIT JBS AUSTRALIA ¹The difference in JBS Au S tralia' S EBITDA in IFRS and USGAAP, in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological a SS et S , in IFRS they are marked to market, while in USGAAP they are at average co S t. BUSINESS UNITS Con S idering re S ult S in IFRS, net revenue in 2 Q 25 wa S US $ 2 billion (+ 19 % yoy) and adju S ted EBITDA wa S US $ 290 . 2 million, with an EBITDA margin of 14 . 7 % for the period . In US GAAP, net revenue totaled US $ 2 billion in 2 Q 25 , a 19 % increa S e compared to 2 Q 24 , driven by a 14 % increa S e in volume S S old and a 5 % increa S e in average price S . Adju S ted EBITDA wa S US $ 250 . 6 million in 2 Q 25 , with an EBITDA margin of 12 . 7% . Net revenue from the beef bu S ine SS grew compared to 2 Q 24 , driven by increa S ed S ale S volume both in the dome S tic and export market S . The S egment maintained a high EBITDA margin, reflecting operational efficiency gain S , co S t reduction initiative S , and higher proce SS ed volume S , driven by increa S ed animal availability . Net revenue from the pork bu S ine SS increa S ed in 2 Q 25 compared to the S ame period la S t year, driven by higher S ale S volume . Additionally, the improved profitability i S a re S ult of operational efficiency gain S . Primo, the prepared food unit, reported a S light increa S e in net revenue in the quarter compared to 2 Q 24 . The 8 % growth in S ale S volume compared to the S ame period la S t year wa S off S et by lower price S , a S con S umer demand continue S to be pre SS ured by inflation . Volume and price calculation S do not con S ider the impact of acqui S ition S . 13

LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ IFRS - US$ Million 100.0% 8,104.1 - 4.8% 100.0% 2,161.9 2.9% 100.0% 2,001.7 100.0% 2,059.1 Net Revenue - 82% (6,646.8) - 6.3% - 84% (1,813.3) 4.0% - 82% (1,633.8) - 83% (1,699.9) Co S t of Good S Sold 18% 1,457.3 3.0% 348.6 16% - 2.4% 18% 367.9 17% 359.2 Gro SS Profit 12.6% 1,018.6 5.6% 11.1% 240.3 2.5% 12.4% 247.3 12.3% 253.6 Adjusted EBITDA 9.0% 732.6 9.3% 7.8% 169.1 3.2% 8.9% 179.1 9.0% 184.7 Adjusted EBIT LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 8,104.1 - 4.8% 100.0% 2,161.9 2.9% 100.0% 2,001.7 100.0% 2,059.1 Net Revenue - 90% (7,319.3) 1.5% - 87% (1,887.7) 8.2% - 88% (1,771.1) - 93% (1,916.3) Co S t of Good S Sold 784.8 10% - 47.9% 274.2 13% - 38.1% 12% 230.6 7% 142.8 Gro SS Profit 9.4% 758.6 - 51.0% 12.6% 272.7 - 40.0% 11.1% 222.7 6.5% 133.6 Adjusted EBITDA 7.0% 566.6 - 61.4% 10.4% 225.9 - 50.6% 8.8% 176.6 4.2% 87.2 Adjusted EBIT JBS USA PORK ¹The difference in JBS USA Pork' S EBITDA in IFRS and USGAAP, in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 from 1 Q 19 and different accounting criteria . In IFRS, biological a SS et S are marked to market and inventorie S are carried at average co S t, while in USGAAP, biological a SS et S are held at average co S t and inventorie S are marked to market . Volume and price calculation S do not con S ider the impact BUSINESS UNITS In IFRS, in 2 Q 25 , net revenue wa S US $ 2 . 1 billion, a 5 % decrea S e compared to 2 Q 24 , and adju S ted EBITDA wa S US $ 253 . 6 million, with a margin of 12 . 3% . In US GAAP, net revenue wa S US $ 2 . 1 billion, a 5 % decrea S e compared to 2 Q 24 . Adju S ted EBITDA totaled US $ 133 . 6 million in 2 Q 25 , with a margin of 6 . 5% . In the dome S tic market, net revenue declined 6 % in 2 Q 25 compared to the S ame period of the prior year . Although dome S tic demand remained S olid . The pork bu S ine SS wa S al S o affected on a S hort - term ba S i S by trade re S triction S , and we expect the performance to return to normal level S over the next few quarter S . JBS continue S it S S trategy of expanding it S portfolio of value - added product S , focu S ing on S olid operational execution and a SS et efficiency . Therefore, the Company announced a US $ 135 million inve S tment to build a new S au S age production facility in Iowa . The plant will have the capacity to produce 130 million pound S per year and will proce SS approximately 500 , 000 hog S annually . of acqui S ition S . 14

LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 18,177.4 4.3% 100.0% 4,559.3 6.6% 100.0% 4,463.0 100.0% 4,757.4 Net Revenue - 86% (15,670.0) 4.5% - 85% (3,867.7) 3.4% - 88% (3,908.1) - 85% (4,042.1) Co S t of Good S Sold 14% 2,507.4 3.4% 691.6 15% 28.9% 12% 554.9 15% 715.3 Gro SS Profit 13.2% 2,406.2 4.7% 14.4% 655.9 28.8% 11.9% 533.2 14.4% 686.9 Adjusted EBITDA 10.8% 1,965.9 4.6% 12.0% 548.0 33.7% 9.6% 428.7 12.1% 573.4 Adjusted EBIT LTM 2Q25 ∆ % 2Q24 ∆ % 1Q25 2Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ IFRS - US$ Million 100.0% 18,163.2 4.4% 100.0% 4,555.8 6.6% 100.0% 4,459.4 100.0% 4,754.6 Net Revenue - 81% (14,737.8) 4.7% - 80% (3,638.9) 3.8% - 82% (3,670.8) - 80% (3,810.9) Co S t of Good S Sold 19% 3,425.4 2.9% 916.9 20% 19.7% 18% 788.6 20% 943.7 Gro SS Profit 16.0% 2,897.9 4.5% 17.2% 782.8 23.9% 14.8% 660.2 17.2% 817.7 Adjusted EBITDA 10.8% 1,969.9 4.2% 12.1% 552.4 33.7% 9.7% 430.6 12.1% 575.8 Adjusted EBIT PILGRIM’S PRIDE CORPORATION ¹The difference in EBITDA between PPC' S IFRS and USGAAP re S ult S , in addition to the exchange rate, i S due to the impact S of the adoption of IFRS 16 a S of 1Q19 and different criteria for accounting for the amortization of parent bird S : in IFRS, the amortization of the a SS et biological, due to it S longer term nature, i S con S idered an expen S e S ubject to adju S tment in EBITDA, while in USGAAP the amortization of biological a SS et S i S recorded in BUSINESS UNITS Con S idering re S ult S in IFRS, PPC reported net revenue of US $ 4 . 8 billion in 2 Q 25 , a 4 % increa S e compared to the S ame period la S t year, and an adju S ted EBITDA of US $ 817 . 7 million, with an EBITDA margin of 17 . 2% . In US GAAP, PPC' S net revenue in 2 Q 25 wa S US $ 4 . 8 billion, 4 % higher than in 2 Q 24 , and adju S ted EBITDA wa S US $ 686 . 9 million, a record re S ult for a quarter, with an EBITDA margin of 14 . 4% . In 2 Q 25 , Pilgrim' S reported record adju S ted EBITDA . In addition to the favorable commercial dynamic S in the variou S market S in which it operate S , the S olid re S ult S reflect the execution of the Company' S S trategy, with empha S i S on the S trengthening of partner S hip S with key cu S tomer S , expan S ion of the portfolio of value - added and branded product S , innovation, efficiency gain S , among other S . In the United State S , the chicken category reported S ale S growth, with profitability expanding, driven by S trong demand, a focu S on product quality, S ervice level S , and increa S ed operational efficiencie S . Furthermore, Pilgrim' S continue S to expand it S higher - value portfolio through prepared and branded product S , e S pecially at a time when chicken protein price S are more competitive compared to other protein S . In Mexico, the Company reported one of the be S t re S ult S in it S hi S tory . Strong demand, combined with a greater offering of prepared and branded product S , a S well a S the continued growth of partner S hip S with key cu S tomer S , contributed po S itively to re S ult S . Therefore, the Company continue S to inve S t in capacity expan S ion and operational excellence . Europe continued to report improvement S in profitability, reflecting : (i) operational efficiency gain S and con S olidation of S upport activitie S ; (ii) improved product mix ; (iii) expan S ion and improved S ervice level S with key cu S tomer S ; (iv) a greater offering of branded product S ; and (v) a broader innovation pipeline . the Co S t of Product Sold and i S not adju S ted in EBITDA. 15

BUSINESS UNITS 2Q25

Consolidated (US Comp)

Net Revenue (billion)


19.3
19.9
20.0
19.5
21.0
2Q24
3Q24
4Q24
1Q25
2Q25

EBITDA (million) and % EBITDA


8.8%
9.2%
7.7%
6.7%
6.5%
1,705
1,827
1,528
1,313
1,369
2Q24
3Q24
4Q24
1Q25
2Q25

EBIT (million) and % EBIT


7.2%
7.5%
6.0%
5.1%
4.9%
1,382
1,503
1,189
999
1,034
2Q24
3Q24
4Q24
1Q25
2Q25

Seara (US Comp)

Net Revenue (billion)


2.2
2.2
2.3
2.2
2.2
2Q24
3Q24
4Q24
1Q25
2Q25

EBITDA (million) and % EBITDA


14.9%
18.5%
17.6%
17.3%
15.4%
332
407
400
372
334
2Q24
3Q24
4Q24
1Q25
2Q25

EBIT (million) and % EBIT


13.0%
16.7%
15.8%
15.4%
13.4%
289
366
359
331
290
2Q24
3Q24
4Q24
1Q25
2Q25

JBS Brazil (US Comp)

Net Revenue (billion)


3.0
3.3
3.5
3.2
3.6
2Q24
3Q24
4Q24
1Q25
2Q25

EBITDA (million) and % EBITDA


7.5%
11.3%
6.4%
3.9%
6.2%
224
369
224
125
223
2Q24
3Q24
4Q24
1Q25
2Q25

EBIT (million) and % EBIT


5.8%
9.8%
5.1%
2.4%
4.8%
172
318
179
78
171
2Q24
3Q24
4Q24
1Q25
2Q25

JBS Beef North America (USGAAP - US$)

Net Revenue (billion)


6.0
6.3
6.4
6.4
6.8
2Q24
3Q24
4Q24
1Q25
2Q25

EBITDA (million) and % EBITDA


0.3%
0.6%
1.3%
-1.8%
-3.9%
16
37
82
-113
-264
2Q24
3Q24
4Q24
1Q25
2Q25

EBIT (million) and % EBIT


-0.5%
-0.1%
0.4%
-2.5%
-4.6%
-27
-6
28
-158
-312
2Q24
3Q24
4Q24
1Q25
2Q25

16

BUSINESS UNITS 2Q25

JBS Australia (USGAAP - US$)


Net Revenue (billion)
1.7
1.8
1.8
1.6
2.0
2Q24
3Q24
4Q24
1Q25
2Q25


EBITDA (million) and % EBITDA
12.2%
8.1%
5.9%
10.4%
12.7%
202
144
104
169
251
2Q24
3Q24
4Q24
1Q25
2Q25


EBIT (million) and % EBIT
10.9%
6.8%
4.6%
9.2%
11.7%
180
122
82
149
231
2Q24
3Q24
4Q24
1Q25
2Q25

JBS USA Pork (USGAAP - US$)


Net Revenue (billion)
2.2
2.0
2.0
2.0
2.1
2Q24
3Q24
4Q24
1Q25
2Q25


EBITDA (million) and % EBITDA
12.6%
10.3%
9.6%
11.1%
6.5%
273
210
192
223
134
2Q24
3Q24
4Q24
1Q25
2Q25


EBIT (million) and % EBIT
10.4%
8.0%
7.0%
8.8%
4.2%
226
164
139
177
87
2Q24
3Q24
4Q24
1Q25
2Q25

Pilgrim's Pride (USGAAP - US$)


Net Revenue (billion)
4.6
4.6
4.4
4.5
4.8
2Q24
3Q24
4Q24
1Q25
2Q25


EBITDA (million) and % EBITDA
14.4%
14.4%
12.0%
11.9%
14.4%
656
660
526
533
687
2Q24
3Q24
4Q24
1Q25
2Q25


EBIT (million) and % EBIT
12.0%
12.0%
9.5%
9.6%
12.1%
548
550
414
429
573
2Q24
3Q24
4Q24
1Q25
2Q25

17

FINANCIAL STATEMENTS 2Q25

BALANCE SHEET

In million of American Dollars - US$	Consolidated	
Current Assets	**06/30/25**	**12/31/24**
Cash and cash equivalents	2,519	5,614
Margin cash	449	137
Trade accounts receivable	3,653	3,736
Inventories	6,288	5,016
Biological assets	1,834	1,608
Recoverable taxes	653	638
Derivative assets	187	84
Other current assets	374	289
TOTAL CURRENT ASSETS	**15,958**	**17,121**
Non-Current Assets	**06/30/25**	**12/31/24**
Recoverable taxes	1,788	1,412
Biological assets	584	518
Related party receivables	-	77
Deferred income taxes	521	651
Other non-current assets	494	269
	3,386	**2,928**
Investments in equity-accounted investees	219	38
Property, plant and equipment	12,898	11,781
Right of use asset	1,609	1,597
Intangible assets	1,887	1,803
Goodwill	5,860	5,417
TOTAL NON-CURRENT ASSETS	**25,859**	**23,564**
TOTAL ASSETS	**41,816**	**40,685**

JBS
19

FINANCIAL STATEMENTS 2Q25

BALANCE SHEET

In million of American Dollars - US$	Consolidated	
Current Liabilities	**06/30/25**	**12/31/24**
Trade accounts payable	5,018	5,466
Supply chain finance	1,032	729
Loans and financing	1,032	2,084
Income taxes	127	233
Other taxes payable	122	114
Payroll and social charges	1,370	1,436
Lease liabilities	352	336
Dividends payable	0	359
Provisions for legal proceedings	159	281
Derivative liabilities	391	166
Other current liabilities	745	455
TOTAL CURRENT LIABILITIES	**10,349**	**11,657**
Non-Current Liabilities	**06/30/25**	**12/31/24**
Loans and financing	18,459	17,243
Income and other taxes payable	407	407
Payroll and social charges	267	353
Lease liabilities	1,419	1,398
Deferred income taxes	1,091	1,095
Provision for legal proceedings	211	217
Derivative liabilities	82	100
Other non-current liabilities	53	82
TOTAL NON-CURRENT LIABILITIES	**22,221**	**20,894**
Equity	**06/30/25**	**12/31/24**
Share capital - common shares	35	13,178
Capital reserve	7,313	(181)
Other reserves	-	(37)
Profit reserves	(1)	4,212
Accumulated other comprehensive income	(17)	(10,077)
Retained Earnings	1,090	-
Attributable to company shareholders	**8,420**	**7,094**
Attributable to non-controlling interest	**826**	**1,040**
TOTAL EQUITY	**9,246**	**8,134**
TOTAL LIABILITIES AND EQUITY	**41,816**	**40,685**

JBS
20

FINANCIAL STATEMENTS 2Q25

INCOME STATEMENT

Statements of income for the three month period ended June 30		
In million of American Dollars - US$	Consolidated	
	2Q25	2Q24
NET REVENUE	**20,998**	**19,284**
Cost of sales	(18,165)	(16,311)
GROSS PROFIT	**2,833**	**2,973**
Selling expenses	(1,207)	(1,116)
General and administrative expenses	(522)	(696)
Other expenses	18	(44)
Other income	(16)	17
NET OPERATING EXPENSES	**(1,727)**	**(1,839)**
OPERATING PROFIT	**1,105**	**1,134**
Finance income	69	196
Finance expense	(446)	(796)
NET FINANCE EXPENSE	**(376)**	**(600)**
Share of profit of equity-accounted investees, net of tax	8	2
PROFIT BEFORE TAXES	**736**	**537**
Current income taxes	(166)	(253)
Deferred income taxes	23	104
TOTAL INCOME TAXES	**(142)**	**(149)**
NET INCOME	**594**	**388**
ATTRIBUTABLE TO:		
Company shareholders	528	329
Non-controlling interest	66	59
	594	**388**
Basic and diluted earnings (loss) per share - common shares (US$)	**0.48**	**0.30**

JBS
21

FINANCIAL STATEMENTS 2Q25

CASH FLOW STATEMENT

Statements of cash flows for the three months period ended June 30

In million of American Dollars - US$	Consolidated	
Cash flow	**2Q25**	**2Q24**
Net Income (loss)	**594**	**388**
Adjustments for:		
Depreciation and amortization	565	546
Expected Credit Losses	0	2
Share of profit of equity-accounted investees	(8)	(2)
Gain on sales of assets	2	1
Tax expense	142	149
Net finance expense	376	600
Share-based compensation	7	3
Provisions for legal proceedings	2	7
Impairment of goodwill and property, plant and equipment	7	13
Net realizable value inventory adjustments	3	(5)
Fair value adjustment of biological assets	(96)	86
DOJ (Department of Justice) and antitrust agreements	54	76
Provisions for Avian Influenza	6	-
	1,656	**1,863**
Changes in assets and liabilities:		
Trade accounts receivable	(77)	67
Inventories	(314)	(72)
Recoverable taxes	52	85
Other current and non-current assets	(74)	(36)
Biological assets	(207)	(138)
Trade accounts payable and supply chain finance	(28)	43
Taxes paid in installments	(45)	(22)
Other current and non-current liabilities	248	107
Income taxes paid	(317)	(59)
DOJ and Antitrust agreements payment	(122)	-
Changes in operating assets and liabilities	**(883)**	**(24)**
Cash provided by operating activitiess	**773**	**1,839**
Interest paid	(293)	(362)
Interest received	32	30
Net cash flows provided by operating activities	**511**	**1,507**
Cash flow from investing activities		
Purchases of property, plant and equipment	(449)	(346)
Purchases and disposals of intangible assets	0	(2)
Proceeds from sale of property, plant and equipment	14	4
Additions to investments in joint ventures	(165)	-
Acquisitions, net of cash acquired	-	(1)
Dividends received	2	3
Related party transactions	5	0
Cash provided used in investing activities	**(594)**	**(342)**
Cash flows from financing activities		
Proceeds from loans and financing	2,313	618
Payments of loans and financing	(2,926)	(1,066)
Payments of leasing contracts	(117)	(105)
Derivative instruments received (settled)	(44)	(133)
Dividends paid	(1,194)	-
Dividends paid to non-controlling interest	(266)	(3)
Margin cash	(67)	(11)
Cash provided (used in) by financing activities	**(2,300)**	**(700)**
Effect of exchange rate changes on cash and cash equivalents	**75**	**(72)**
Net change in cash and cash equivalents	(2,307)	392
Cash and cash equivalents at the beggining of period	4,826	3,298
Cash and cash equivalents at the end of period	**2,519**	**3,690**

JBS

22

DISCLAIMER

We make statements about future events that are subject to risks and uncertainties. Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access. Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers.

Disclaimers with respect to forward-looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe," "may," "will," "continue," "expects," "predicts," "intends," "plans," "estimates," or similar expressions.

Forward-looking statements and information are not guarantees of performance. They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur. Future results and shareholder value creation may differ materially from those expressed or implied by the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

JBS

23